SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-14499

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EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

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Rio de Janeiro, Brazil – November 11, 2004

Embratel Participações S.A. (Embrapar)
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8% of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

APPROVAL OF REGISTRATION FOR TENDER OFFER

Following the Relevant Facts published by Embratel Participações S.A. (“Embratel Participações”) and Teléfonos de México, S.A. de C.V. (“Telmex”) on August 23, 2004, Embratel Participações and Telmex announce that: (i) the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), approved, on November 08, 2004, on behalf of Telmex Solutions Telecomunicações Ltda. (a Brazilian subsidiary of Telmex) the registration of a tender offer for up to 59,963,879,407 (fifty nine billion, nine hundred sixty three million, eight hundred seventy nine thousand, four hundred seven) ordinary shares held by the non-controlling shareholders of Embratel Participações; (ii) the tender offer approved by CVM, with all terms and final conditions, was published today; and (iii) the tender offer will take place through an auction on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) on December 13th, 2004.

About Embratel
Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state-of-the-art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national, local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network has countrywide coverage with 32,466 km of fiber cables.

About TELMEX
TELMEX is the leading telecommunications company in Mexico with 16.8 million telephone lines in service, 2.8 million line equivalents for data transmission and 1.6 million Internet accounts. TELMEX offers telecommunications services through a fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

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The information contained in this release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Actual results may differ materially from these expectations due to regulatory risks and other risks referred to in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2004

Embratel Participações S.A.

By: /s/ Carlos Henrique Moreira
___________________________________________
Carlos Henrique Moreira
Title: President and Chief Executive Officer